[CAPITALSOUTH BANCORP LETTERHEAD]

December 8, 2005

Ms. Kathryn McHale

Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 4561

Washington, DC 20549

Re:	CapitalSouth Bancorp
Registration Statement on Form S-1 (Registration File No. 333-128829)

Ladies and Gentlemen:

CapitalSouth Bancorp (the “Company”) hereby requests the acceleration of the effective date of its registration statement on Form S-1, Registration File No. 333-128829 (the “Filing”), relating to an underwritten public offering (the “Offering”) of up to 690,000 shares of common stock, par value $1.00 per share (the “Common Stock”) of the Company. We request that the registration statement be declared effective at 10:00 A.M., Eastern time, on December 12, 2005, or as soon thereafter as is practicable.

The Company hereby acknowledges that:

(a)	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Filing effective, such declaration does not foreclose the Commission from taking any action with respect to the Filing;

(b)	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Filing; and

(c)	the Company may not assert the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Filing effective, as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We understand that a similar letter is being submitted by Sterne, Agee & Leach, Inc., the underwriter, joining in such request.

Very truly yours,

CAPITALSOUTH BANCORP

/s/ W. Dan Puckett
W. Dan Puckett
President and Chief Executive Officer and Chairman of the Board of Directors

STERNE, AGEE & LEACH, INC.

800 SHADES CREEK PARKWAY

SUITE 700

BIRMINGHAM, AL 35209

December 8, 2005

Via Fax (202) 772-9208 and EDGAR Filing

Securities and Exchange Commission

100 F Street, N.E.,

Washington, D.C. 20549

Attn: Kathryn McHale

Re:	CapitalSouth Bancorp - Registration Statement on Form S-1
Regis. No. 333-128829

Ladies and Gentlemen:

In accordance with Rule 461 of the Rules and Regulations of the Securities and Exchange Commission promulgated under the Securities Act of 1933, as amended, we hereby join CapitalSouth Bancorp (the “Company”) in requesting that the Company’s above-referenced registration statement on Form S-1 be declared effective on Monday, December 12, 2005 at 10:00 a.m. Eastern Time, or as soon thereafter as practicable.

We have submitted copies of the above-referenced Registration Statement to the Corporate Financing Department of the National Association of Securities Dealers, Inc. (the “NASD”), and, prior to the effectiveness of the Registration Statement, they will confirm to you that the NASD has determined to raise no objections with respect to the fairness and reasonableness of the proposed underwriting terms and arrangements. Our NASD examiner is Gabriela Aguero, telephone (240) 386-4623

We, as managing underwriters of the subject registration, hereby undertake to comply with the terms of Rule 15c2-8 under the Securities Exchange of 1934, as amended. Information regarding the distribution of preliminary prospectuses is available upon request.

Sincerely,

STERNE, AGEE & LEACH, INC.

By:	/s/ Ryan C. Medo
Name:	Ryan C. Medo
Title:	Managing Director

cc:	Katherine M. Koops, Esq.